Exhibit (k)(1)

ADMINISTRATION, FUND ACCOUNTING AND RECORDKEEPING AGREEMENT

THIS ADMINISTRATION, FUND ACCOUNTING AND RECORDKEEPING AGREEMENT (the “Agreement”) is made as of ____________, 2020, by and between UMB Fund Services, Inc., a Wisconsin corporation (the “Administrator”) and NB Crossroads Private Markets Access Fund LLC, a Delaware limited liability company (the “Fund”).

WHEREAS, the Fund is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (as defined below); and

WHEREAS, the Fund and Administrator desire to enter into an agreement pursuant to which Administrator shall provide Services to the Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.          Definitions  In addition to any terms defined in the body of this Agreement, the following capitalized terms shall have the meanings set forth hereinafter whenever they appear in this Agreement:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1940 Act” shall mean the Investment Company Act of 1940, as amended.

“Authorized Person” shall mean any individual who is authorized to provide Administrator with Instructions and requests on behalf of the Fund, whose name shall be certified to Administrator from time to time pursuant to Section 3(a) of this Agreement.  An Authorized Person's scope of authority may be limited by the Fund by setting forth such limitation in the certificate delivered pursuant to Section 3(a) of this Agreement.

“Board” shall mean the Fund’s Board of Managers.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Instructions” shall mean an oral communication from an Authorized Person or a written communication signed by an Authorized Person and sent to Administrator by certified mail, overnight courier or email.  Instructions shall include manually executed originals, telefacsimile transmissions of manually executed originals or electronic communications.

“Shares” shall mean interests in, units of, or such other measurement of ownership of the Fund representing interests in a separate portfolio of securities and other assets.

“Investment Adviser” shall mean the investment adviser or investment advisers to the Fund and includes all sub-advisers.

“Investor” shall mean a record owner of Shares.

“Offering Documents” shall mean the Fund’s currently-effective registration statement on Form N-2, as amended or supplemented from time to time and as filed with the Commission.

“Operating Agreement” shall mean the Fund’s limited liability company agreement, and any successor thereto.

“Services” shall mean the administration, fund accounting and recordkeeping services described on Schedule A hereto and such additional services as may be agreed to by the parties from time to time and set forth in an amendment to Schedule A.

2.            Appointment and Services

(a)        Subject to the terms and conditions of this Agreement, the Fund hereby appoints Administrator as administrator, fund accountant and recordkeeper of the Fund and hereby authorizes Administrator to provide Services during the term of this Agreement. Subject to the direction and control of the Fund’s Investment Adviser and its Authorized Persons, Administrator will provide the Services in accordance with the terms of this Agreement.  Notwithstanding anything herein to the contrary, Administrator shall not be required to provide any Services or information that it believes, in its reasonable discretion, to represent dishonest, unethical or illegal activity.  In no event shall Administrator provide any investment advice or recommendations to any party in connection with its Services hereunder.

(b)         Administrator may from time to time, in its reasonable discretion, with the prior consent of the Fund (which may be an oral communication or a written communication provided by certified mail, overnight courier or email) which shall not unreasonably be withheld, appoint one or more other parties to carry out some or all of its duties under this Agreement, provided that Administrator shall diligently monitor such other parties’ performance of any delegated duties, shall provide the Fund with such other information as reasonably requested by the Fund about any such appointments, and shall  remain responsible to the Fund for all such delegated responsibilities in accordance with the terms and conditions of this Agreement, in the same manner and to the same extent as if Administrator were providing such Services itself.  Administrator may appoint unaffiliated third parties to provide ministerial services related to the Services provided hereunder without the Fund’s consent.

(c)         Administrator’s duties shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against Administrator hereunder.  The Services do not include correcting, verifying or addressing any prior actions or inactions of the Fund, the Investment Adviser, or by any other current or prior service provider.  To the extent that Administrator agrees to take such actions, those actions shall be deemed part of the Services.

(d)         Administrator shall not be responsible for the payment of any fees or taxes required to be paid by the Fund in connection with the issuance of any Shares in accordance with this Agreement.

 (e)         Any Instruction that affects accounting practices and procedures under this Agreement shall be effective upon written receipt of notice and acceptance by Administrator.

(f)         Nothing in this Agreement shall be deemed to appoint Administrator and its officers, directors and employees as the Fund’s attorney, form an attorney-client relationship or require the provision of legal advice.  The Fund acknowledges that Administrator’s in-house attorneys exclusively represent Administrator and rely on the Fund’s legal counsel to provide independent judgment on the Fund’s behalf.  Because no attorney-client relationship exists between Administrator’s in-house attorneys and the Fund, any information provided to the Administrator’s in-house attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances, notwithstanding the provisions of Section 5.  Administrator represents that it will maintain the confidentiality of information disclosed to its in-house attorneys on a best efforts basis.

(g)          The Administrator shall keep those records specified in Schedule C hereto in the form and manner, and for such period, as it may deem advisable but not inconsistent with the rules and regulations of appropriate government authorities, in particular Rules 31a-2 and 31a-3 under the 1940 Act.  The Administrator shall only destroy records at the direction of the Fund, and any such destruction shall comply with the provisions of Section 248.30(b) of Regulation S-P (17 CFR 248.1-248.30).  The Administrator may deliver to the Fund from time to time at the Administrator’s discretion, for safekeeping or disposition by the Fund in accordance with law, such records, papers and documents accumulated in the execution of its duties hereunder, as the Administrator may deem expedient, other than those which the Administrator is itself required to maintain pursuant to applicable laws and regulations.  Following such delivery to the Fund, the Fund shall assume all responsibility for any failure to produce any record, paper, or other document so returned, if and when required.  Administrator hereby agrees that all records which it maintains for the Fund pursuant to its duties hereunder are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Fund’s or Board’s request.

3.            Representations and Deliveries

(a)          The Fund shall deliver or cause the following documents to be delivered to Administrator:

(1)           A true and complete copy of the Operating Agreement and all amendments thereto;

(2)          Copies of the Fund’s Offering Documents, as of the date of this Agreement, together with any subscription documents;

(3)           A certificate containing the names of the initial Authorized Persons in a form acceptable to Administrator.  Any officer of the Fund shall be considered an Authorized Person (unless such authority is limited in a writing from the Fund and received by Administrator) and any officer of the Fund shall have the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Administrator the names of the Authorized Persons from time to time.

(4)           All Investor account records in a format reasonably acceptable to Administrator and at the Fund’s expense.

(5)           All other documents, records and information reasonably available to the Fund or the Board that Administrator may reasonably request in order for Administrator to perform the Services hereunder.

(b)          The Fund represents and warrants to Administrator that:

(1)           It is a limited liability company duly organized and existing under the laws of the State of Delaware; it is empowered under applicable laws and by its Operating Agreement to enter into and perform this Agreement; and all requisite legal proceedings have been taken to authorize it to enter into and perform this Agreement, including any resolutions necessary to appoint Administrator and authorize the execution of this Agreement on behalf of the Fund.

(2)           The Fund is authorized to offer and sell Shares in the Fund and such Shares will be registered under the 1933 Act and any state securities laws applicable to the offering of the Shares.

(3)           It is conducting its business in compliance in all material respects with any applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule regulation, order or judgment binding on it and no provision of its Operating Agreement or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(c)          During the term of this Agreement the Fund shall have the ongoing obligation to provide Administrator with the following documents as soon as reasonably practicable after they become effective: (i) certified copies of all amendments to its Operating Agreement made after the date of this Agreement; and, (ii) a copy of the Fund’s currently effective Offering Documents.  For purposes of this Agreement, Administrator shall not be deemed to have notice of any information contained in any such Offering Document until a reasonable time after it is actually received by Administrator.

(d) The  Fund and Investment Adviser have and retain primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with all applicable provisions of the 1933 Act, the Securities Exchange Act of 1934, as amended, the 1940 Act, state securities laws, the Internal Revenue Code of 1986, as amended, the USA PATRIOT Act of 2001 (including checking persons submitting subscription documents against the Office of Foreign Assets Control ("OFAC") sanctions list if Administrator is not directed to do so), the Sarbanes-Oxley Act of 2002 and the policies and limitations of the Fund relating to the portfolio investments as set forth in the Offering Documents.  Administrator’s Services hereunder shall not relieve the Fund and the Investment Adviser of their primary day-to-day responsibility for assuring such compliance.  Notwithstanding the foregoing, Administrator will be responsible for its own compliance with such statutes insofar as such statutes are applicable to the Services it has agreed to provide hereunder, and will promptly notify the Fund if it becomes aware of any material non-compliance which relates to the Fund.

(e)          The Fund agrees to take or cause to be taken all requisite steps to comply with any applicable Blue Sky laws in all states in which the Shares shall at the time be offered for sale.  If the Fund receives notice of any stop order or other proceeding in any such state affecting the sale of Shares, or of any stop order or other proceeding under the federal securities laws affecting the sale of Shares, the Fund will give prompt notice thereof to Administrator.

(f)           The Fund agrees that it shall advise Administrator in writing as early as practicable to affecting any material change to its Offering Documents or Operating Agreement or adopt any policies that the Fund knows, or reasonably should have known, would increase or alter the duties and obligations of Administrator hereunder, and shall not rely on Administrator to implement such change if it has received notice from the Administrator that Administrator cannot perform the proposed changes to its duties and obligations hereunder and/or that additional fees that have not been agreed to by the Fund are warranted.

(g)          Fund Instructions

(i)            The Fund shall cause the Investment Adviser, legal counsel, independent accountants and other service providers and agents, past or present, for the Fund to reasonably cooperate with Administrator and to provide Administrator with such information, documents and communications as reasonably necessary and/or appropriate or as reasonably requested by Administrator, to enable Administrator to perform the Services.  In connection with the performance of the Services, Administrator shall (without investigation or verification) be entitled, and is hereby instructed to, rely upon any and all Instructions, communications, information or documents provided to Administrator by an officer or representative of the Investment Adviser or the Fund or by any of the aforementioned persons.  Administrator shall be entitled to rely on any document that it reasonably believes to be genuine and to have been signed or presented by the proper party.  Fees charged by such persons shall be an expense of the Fund. Administrator shall not be held to have notice of any change of authority of any Authorized Person, agent, representative or employee of the Fund, Investment Adviser or service provider until receipt of written notice thereof from the Fund.

(ii)           The Fund shall provide Administrator with an updated certificate evidencing the appointment, removal or change of authority of any Authorized Person, it being understood Administrator shall not be held to have notice of any change in the authority of any Authorized Person until receipt of written notice thereof from the Fund.

(iii)         Administrator, its officers, agents or employees shall accept Instructions given to them by any person representing or acting on behalf of the Fund only if such representative is an Authorized Person.  The Fund agrees that when oral Instructions are given, it shall, upon the request of Administrator, confirm such Instructions in writing.

(iv)         At any time, Administrator may request Instructions from the Fund with respect to any matter arising in connection with this Agreement.  If such Instructions are not received within five business days, upon written or electronic notice to the Fund, Administrator may seek advice from legal counsel for the Fund at the expense of the Fund and it shall not be liable for any action taken or not taken by it in good faith in accordance with such instructions or in accordance with such advice of counsel for the Fund.

(h)          Administrator represents and warrants to the Fund that:

(i)           It is a corporation duly organized and existing under the laws of the State of Wisconsin; it is empowered under applicable law and by its Articles of Incorporation and By-laws to enter into and perform this Agreement; and all requisite proceedings have been taken to authorize it to enter into and perform this Agreement.

(ii)          It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained  all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule regulation, order or judgment binding on it and no provision of its operating documents or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(iii)         Administrator will provide office space, facilities, equipment and personnel sufficient to carry out its services hereunder and Administrator shall maintain a disaster recovery and business continuity plan and adequate and reliable computer and other equipment necessary and appropriate to carry out its obligations under this Agreement.  Upon the Fund’s reasonable request, Administrator shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the Services.

(iv)         Administrator shall exercise reasonable care and diligence, act in good faith and continue to comply in all material respects with applicable laws and regulations in the performance of the Services.

(v)           The Administrator agrees to comply (and to the extent the Administrator takes or is required to take action on behalf of the Fund hereunder shall cause the Fund to comply) with all applicable law, as well as all investment restrictions, policies and procedures adopted by the Fund.  Except as set forth in this Agreement, the Administrator assumes no responsibility for such compliance by the Fund.  The Administrator shall maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the Services provided.

4.           Fees and Expenses

(a)          As compensation for the performance of the Services, the Fund agrees to pay Administrator the fees set forth on Schedule B hereto. Fees shall be adjusted in accordance with Schedule B or as otherwise agreed to by the parties from time to time. Fees shall be earned and paid quarterly based on net assets at the beginning of the quarter in an amount equal to at least 1/4th of the applicable annual fee.  The parties may amend this Agreement to include fees for any additional services, or enhancements to current Services, as mutually agreed upon.  Unless otherwise agreed at the time, the Fund agrees to pay Administrator’s then current rate for Services added to, or for any enhancements to existing Services set forth on, Schedule A after the execution of this Agreement.  In addition, to the extent that Administrator corrects, verifies or addresses any prior actions or inactions by the Fund, the Investment Adviser, or by any prior service provider, Administrator shall be entitled to additional fees as provided in Schedule B.    In the event of any disagreement between this Agreement and Schedule B, the terms of Schedule B shall control.

(b)         For the purpose of determining fees payable to Administrator, net asset value shall be computed in accordance with the Offering Documents and the Fund’s valuation policies and procedures.  Upon any termination of this Agreement before the end of any quarter, the fee for such part of a quarter shall be pro-rated according to the proportion which such period bears to the full quarterly period, shall be based on the Fund’ most recent net asset value and shall be payable upon the date of termination of this Agreement.  Should this Agreement be terminated or the Fund be liquidated, merged with or acquired by another fund, any accrued fees shall be immediately payable.

(c)       Administrator will bear all expenses incurred by it in connection with its performance of Services, except as otherwise provided herein.  Administrator shall not be required to pay or finance any costs and expenses incurred in the operation of the Fund, including, but not limited to: taxes; interest; brokerage fees and commissions; salaries, fees and expenses of Authorized Persons; Commission fees and state Blue Sky fees; advisory fees; charges of custodians, and other service providers; security pricing services; insurance premiums; outside auditing and legal expenses; costs of organization and maintenance of existence; taxes and fees payable to federal, state and other governmental agencies; preparation, typesetting, printing, proofing and mailing of Offering Documents, notices, forms and applications and proxy materials for regulatory purposes and for distribution to current Investors; preparation, typesetting, printing, proofing and mailing and other costs of Investor reports; expenses in connection with the electronic transmission of documents and information including electronic filings with the Commission and the states; research and statistical data services; expenses incidental to holding meetings of the Fund’s Investors and other Fund personnel; fees and expenses associated with internet, e-mail and other related activities; and extraordinary expenses.

(d)         The Fund agrees to promptly reimburse Administrator for all out-of-pocket expenses or disbursements incurred by Administrator in connection with the performance of Services under this Agreement; provided that the Administrator shall notify the Fund and the Investment Adviser in writing of any such out-of-pocket expenses before they are incurred.  Out-of-pocket expenses shall include, but not be limited to, those items specified on Schedule B hereto.

(e)         The Fund agrees to pay all amounts due hereunder within ninety (90) days of receipt of each invoice (the “Due Date”).  Administrator shall bill Service fees and out-of-pocket expenses quarterly.

(f)          The Fund is aware that its failure to remit to Administrator all amounts due on or before the Due Date will cause Administrator to incur costs not contemplated by this Agreement, including, but not limited to carrying, processing and accounting charges.  Accordingly, in the event that Administrator does not receive any amounts due hereunder by the Due Date, the Fund agrees to pay a late charge on the overdue amount equal to one and one-half percent (1.5%) per month or the maximum amount permitted by law, whichever is less.  In addition, the Fund shall pay Administrator’s reasonable attorney’s fees and court costs if any amounts due Administrator are collected by or through an attorney.  The parties hereby agree that such late charge represents a fair and reasonable computation of the costs incurred by reason of the Fund’s late payment.  Acceptance of such late charge shall in no event constitute a waiver by Administrator of the Fund’s default or prevent Administrator from exercising any other rights and remedies available to it.

(g)         In the event that any charges are disputed, the Fund shall, on or before the Due Date, pay all undisputed amounts due hereunder and notify the Administrator in writing of any disputed charges for out-of-pocket expenses which it is disputing in good faith.  Payment for such disputed charges shall be due on or before the close of the fifth business day after the day on which Administrator provides documentation which an objective observer would agree reasonably supports any disputed charges (the “Revised Due Date”).  Late charges shall not begin to accrue as to charges disputed in good faith until the first day after the Revised Due Date.

(h)          The Fund acknowledges that the fees charged by Administrator under this Agreement reflect the allocation of risk between the parties, including the exclusion of remedies and limitations of liability in Section 6.  Modifying the allocation of risk from what is stated herein would affect the fees that Administrator charges.  Accordingly, in consideration of those fees, the Fund agrees to the stated allocation of risk.

5.            Confidential Information

(a)        The Administrator agrees on behalf of itself and its employees to treat confidentially and as proprietary information of the Fund all records relative to the Fund’s Investors, not to use such records and information for any purpose other than performance of the Services, and not to disclose such information except where the Administrator may be exposed to civil or criminal proceedings for failure to comply, when requested to divulge such information by duly constituted authorities or court process, when subject to governmental or regulatory audit or investigation, or when so requested by the Fund in writing, and in each such case (other than upon written request of the Fund), the Administrator shall, unless prohibited by law from doing so, give the Fund and the Investment Adviser five business days' prior written notice before any such disclosure. In case of any requests or demands for inspection of the records of the Fund, the Administrator will endeavor to notify the Fund promptly and to secure instructions from a representative of the Fund as to such inspection, unless prohibited by law from making such notification. Records and information which have become known to the public through no wrongful act of the Administrator or any of its employees, agents or representatives, and information which was already in the possession of the Administrator prior to the date hereof, shall not be subject to this Section.

Further, Administrator will adhere to all applicable laws and regulations relating to consumer privacy, including the GLB Act ("Privacy Law"), and to the privacy policies adopted by the Fund pursuant to Title V of the GLB Act.  Notwithstanding the foregoing, Administrator will not share any nonpublic personal information concerning any of the Investors with any non-affiliated party unless specifically directed by the Fund or allowed under one of the exceptions noted under Privacy Law.  The Administrator shall (a) cause its employees and agents to be informed of, and to agree to be bound by, Privacy Law and the relevant provisions of this Agreement, and (b) maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, any nonpublic personal information concerning any of the Investors.

(b)         In connection with Administrator’s provision of the Services, the Fund may have access to and become acquainted with confidential proprietary information of Administrator, including, but not limited to (a) client identities and relationships, compilations of information, records and specifications; (b) data or information that is competitively sensitive material, and not generally by the public; (c) confidential or proprietary concepts, documentation, reports, or data; (d) information regarding Administrator’s information security program; and (e) anything designated as confidential (collectively, “Administrator Confidential Information”).  Neither the Fund, the Investment Adviser, nor any of their officers, employees or agents shall disclose any of the Administrator Confidential Information, directly or indirectly, or use the Administrator Confidential Information in any way, for its own benefit or for the benefit of others, either during the term of this Agreement or at any time thereafter, except as required in the course of performing the duties of each party under this Agreement.  The term “Administrator Confidential Information” does not include information that (a) becomes or has been generally available to the public other than as a result of disclosure by the Fund; was available to the Fund on a non-confidential basis prior to its disclosure by the Administrator or any of its affiliates; or (c) independently developed or becomes available to the Fund on a non-confidential basis from a source other than the Administrator or its affiliates.  The Fund represents and warrants that it shall take and maintain adequate physical, electronic and procedural safeguards in connection with any use, storage, transmission, duplication or other process involving or derived from the Administrator Confidential Information whether such storage, transmission, duplication or other process is by physical or electronic medium (including use of the Internet).

(c)         The provisions of this Section 5 will survive termination of this Agreement and will inure to the benefit of the parties and their successors and assigns.

6.           Limitation of Liability  In addition to the standard of care contained in Section 3 of this Agreement:

(a)          Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except for a loss resulting from the Administrator’s willful misfeasance, bad faith or gross negligence in the performance of its duties, from a material breach by the Administrator of any representation or warranty made hereunder or from reckless disregard or material breach by it of its obligations and duties under this Agreement.  Furthermore, Administrator shall not be liable for: (i) any action taken or omitted to be taken in accordance with or in reasonable reliance upon written or oral instructions, advice, data, documents or information (without investigation or verification) received by Administrator from any Authorized Person;  (ii) its reliance on the security valuations without investigation or verification provided by pricing service(s), the Investment Adviser or other representatives of the Fund; (iii) any liability arising from the offer or sale of any Share by the Fund under the 1933 Act and the applicable securities laws of each state and territory in which the Fund intends to offer and sell Shares; or (iv) any action taken or omission by the Fund, Investment Adviser or any past or current service provider (not including Administrator).

(b)          Notwithstanding anything herein to the contrary, Administrator will be excused from its obligation to perform any Service or obligation required of it hereunder for the duration that such performance is prevented by events beyond its reasonable control and shall not be liable for any default, damage, loss of data or documents, errors, delay or any other loss whatsoever caused thereby.  Administrator will, however, (i) take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond its reasonable control and (ii) notify the Investment Adviser or Fund promptly upon becoming aware of any such interruptions.

(c)          In no event and under no circumstances shall the Indemnified Parties (as defined below) be liable to anyone, including, without limitation, the other party, under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, exemplary, punitive, special, indirect or consequential damages for any act or failure to act under any provision of this Agreement regardless of whether such damages were foreseeable and even if advised of the possibility thereof.

(d)          Notwithstanding any other provision of this Agreement, Administrator shall have no duty or obligation under this Agreement to inquire into, and shall not be liable for:

(i)           the legality of the issue or sale of any Shares, the sufficiency of the amount to be received therefor, or the authority of the Fund, as the case may be, to request such sale or issuance;

(ii)          the legality of a subscription or tender of any Shares, the propriety of the amount to be paid therefor, or the authority of the Fund, as the case may be, to request such subscription or tender;

(iii)         the legality of the declaration of any dividend by the Fund, or the legality of the issue of any Shares in payment of any dividend;

(iv)         the legality of any recapitalization or readjustment of Shares;

(v)           Administrator’s acting upon telephone or electronic instructions relating to the subscription or tender of Shares received by Administrator in accordance with procedures established by Administrator and the Fund; or

(vi)          the offer or sale of Shares in violation of any requirement under the securities laws or regulations of any state that such Shares be qualified for sale in such state or in violation of any stop order or determination or ruling by any state with respect to the offer or sale of such Shares in such state.

(e)          The obligations of the parties under Section 6 shall indefinitely survive the termination of this Agreement.

7.           Indemnification

(a)         The Fund agrees to indemnify and hold harmless Administrator, its employees, agents, officers, directors, shareholders, affiliates and nominees (collectively, “Indemnified Parties”) from and against any and all claims, demands, actions and suits, and any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character which may be asserted against or incurred by any Indemnified Party or for which any Indemnified Party may be held liable (a “Claim”), arising out of any of the following:

(i)            any action or omission of Administrator hereunder, except to the extent a Claim resulted from Administrator’s willful misfeasance, bad faith, gross negligence in the performance of its duties or material breach by it of its obligations or duties hereunder or material breach by it of any of its representations or warranties hereunder;

(ii)           Administrator’s reliance on, implementation of, or use of Instructions, communications, data, documents or information (without investigation or verification) received by Administrator from an Authorized Person or from an officer or representative of the Fund, Investment Adviser or any past or current service provider (not including Administrator) in accordance with procedures or practices established by Administrator and the Fund; provided that Administrator shall consult with the Investment Adviser before relying on any such Instructions, communications, data, documents or information provided by anybody who is not an Authorized Person;

(iii)         any action taken, or omission by the Fund, Investment Adviser or any past or current service provider (not including Administrator or its affiliates);

(iv)         the Fund’s refusal or failure to comply with the terms of this Agreement, or any Claim that arises out of the Fund’s gross negligence or misconduct or breach of any representation or warranty of the Fund made herein;

(v)           the legality of the issue or sale of any Shares, the sufficiency of the amount received therefore, or the authority of the Fund, as the case may be, to have requested such sale or issuance;

(vi)          the legality of the declaration of any dividend by the Fund, or the legality of the issue of any Shares in payment of any dividend;

(vii)        the legality of any recapitalization or readjustment of Shares;

(viii)       Administrator’s acting upon telephone or electronic instructions relating to the subscription or tender of Shares received by Administrator in accordance with procedures established by Administrator and the Fund;

(ix)         the acceptance, processing and/or negotiation of a fraudulent payment for the purchase of Shares unless the result of Administrator’s or its affiliates’ willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement.  In the absence of a finding to the contrary, the acceptance, processing and/or negotiation of a fraudulent payment for the subscription or tender of Shares shall be presumed not to have been the result of Administrator’s or its affiliates’ willful misfeasance, bad faith or gross negligence; and

(x)        the offer or sale of Shares in violation of any requirement under the securities laws or regulations of any state that such Shares be qualified for sale in such state or in violation of any stop order or determination or ruling by any state with respect to the offer or sale of such Shares in such state.

(b)         In no event shall the Fund be required to indemnify or hold harmless any Administrator Indemnified Party in connection with any of the above described Claims to the extent the applicable Claim arises out of or in connection with the Administrator’s refusal or failure to comply with the terms of this Agreement or the Administrator’s own gross negligence or misconduct or breach of any representation or warranty made by it herein.

(c)        Administrator agrees to indemnify and hold harmless the Fund, the Investment Adviser, the Board and their respective employees, agents, officers, directors, shareholders, affiliates and nominees (collectively, “Fund Indemnified Parties” and, together with the Administrator Indemnified Parties, the “Indemnified Parties”)  from and against any and all Claims arising out of any of the following:

(i)	the Administrator’s willful misfeasance, bad faith, negligence in the performance of its duties or from reckless disregard by it of its obligations and duties hereunder; or

(ii)	the Administrator’s refusal or failure to comply with the terms of this Agreement, or the Administrator’s breach of any representation or warranty of the Administrator made herein.

(d)          Each party will notify the other promptly after identifying any situation which it believes presents or appears likely to present a Claim for which the other party may be required to indemnify or hold the applicable Indemnified Parties harmless hereunder.  In such event, the indemnifying party shall have the option to defend the applicable Indemnified Parties against any Claim, and, in the event that the indemnifying party so elects, such defense shall be conducted by counsel chosen by the indemnifying party and approved by the other party in its reasonable discretion.  The applicable Indemnified Parties shall not confess any Claim or make any compromise in any case in which the other party will be asked to provide indemnification, except with such other party’s prior written consent.

(e)          The obligations of the parties under Section 7 shall indefinitely survive the termination of this Agreement.

8.            Term

(a)          This Agreement shall become effective as of the date this Agreement is executed and shall continue in effect until terminated as provided herein.  This Agreement shall continue in effect for a two-year period beginning on the date of this Agreement.  Thereafter, if not terminated as provided herein, the Agreement shall continue automatically in effect for successive annual periods.

(b)          This Agreement may be terminated by either party without penalty upon not less than sixty (60) days’ written notice to the other party prior to the end of any term (which notice may be waived by the other party entitled to such notice).  Furthermore, either party may terminate this Agreement immediately upon (i) the breach by the other party of any material term of this Agreement (if such breach is not cured within thirty (30) days of notice of such breach to the breaching party) or (ii) the commencement of any proceeding or investigation determining any material breach of law by the other party.  Additionally, the Fund may terminate the Agreement in the event of its liquidation.  Notwithstanding anything herein to the contrary, upon the termination of this Agreement or the liquidation of the Fund, the Administrator shall deliver the records of the Fund in the form maintained by the Administrator (to the extent permitted by applicable license agreements) to the Fund or person(s) designated by the Fund at the Fund’s cost and expense, and thereafter the Fund or its designee shall be solely responsible for preserving the records for the periods required by all applicable laws, rules and regulations. The Administrator shall be entitled to maintain a copy of such records for the sole purpose of defending itself against any action arising under or as a result of this Agreement or as otherwise required or permitted by law.  The Fund shall be responsible for all expenses associated with the movement (or duplication) of records and materials and conversion thereof to a successor fund accounting and administrative services agent, including all reasonable trailing expenses incurred by the Administrator.  In addition, in the event of termination of this Agreement, or the proposed liquidation or merger of the Fund and the Administrator’s agreement to provide additional services in connection therewith, the Administrator shall provide such services and be entitled to such compensation as the parties may mutually agree. Administrator shall not reduce the level of service provided to the Fund prior to termination following notice of termination by the Fund.

9.            Miscellaneous

(a)         Any notice required or permitted to be given by either party to the other under this Agreement shall be in writing and shall be deemed to have been given when sent by either an overnight delivery service or by registered or certified mail, postage prepaid, return receipt requested, to the addresses listed below, or to such other location as either party may from time to time designate in writing:

If to Administrator:	UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
Attention: General Counsel

If to the Fund:	NB Crossroads Private Markets Access Fund LLC
53 State Street, Suite 1303, 13th Floor
Boston, MA 02109
Attention: Mark Bonner, Director
Email: Mark.bonner@nb.com

copy to:	Neuberger Berman Investment Advisers
1290 Avenue of the Americas
Attention: Legal Department, Mutual Funds
Email: Corey.Issing@nb.com; Raymond.ling@nb.com

(b)        Except as provided to the contrary herein, this Agreement may not be amended or modified in any manner except by a written agreement executed by both parties with the formality of this Agreement.

(c)          This Agreement shall be governed by Wisconsin law, excluding the laws on conflicts of laws.  To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Commission thereunder.  Any provision of this Agreement which is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

(d)          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument.  The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(e)          The services of Administrator hereunder are not deemed exclusive.  Administrator may render administration, fund accounting and recordkeeping services and any other services to others, including hedge funds.

(f)           The captions in the Agreement are included for convenience of reference only, and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(g)          This Agreement is executed by the Fund and the obligations hereunder are not binding upon officers or Investors, individually.

(h)           This Agreement and the Schedules incorporated herein constitute the full and complete understanding and agreement of Administrator and the Fund and supersedes all prior negotiations, understandings and agreements with respect to fund accounting, administration and recordkeeping functions.

(i)           Except as specifically provided herein, this Agreement does not in any way affect any other agreements entered into among the parties hereto and any actions taken or omitted by any party hereunder shall not affect any rights or obligations of any other party hereunder.

(j)           Administrator shall retain all right, title and interest in any and all computer programs, screen formats, report formats, procedures, data bases, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, trade secrets, trademarks and other related legal rights provided, developed or utilized by Administrator in connection with the Services provided by Administrator to the Fund hereunder.

(k)          This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns.  This Agreement shall not be assignable by either party without the written consent of the other party, provided, however, that Administrator may, in its sole discretion and upon advance written notice to the Fund, assign all its right, title and interest in this Agreement to an affiliate, parent or subsidiary, or to the purchaser of substantially all of its business.

(l)           Mark Bonner, Jr. represents and warrants that he is duly authorized to execute this Agreement on behalf of the Fund.

(m)         The Fund hereby grants to Administrator the limited power of attorney on behalf of the Fund to sign Blue Sky forms and related documents in connection with the performance of its obligations under this Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the day, month and year first above written.

NB CROSSROADS PRIVATE MARKETS ACCESS FUND LLC

By:

Title:

UMB FUND SERVICES, INC.
(“Administrator”)

By:

Title:

Schedule A
to the
Administration, Fund Accounting and Recordkeeping Agreement
by and between
NB Crossroads Private Markets Access Fund LLC
and
UMB Fund Services, Inc.

Services

Fund Accounting

1.	Establish, maintain and review the Fund's accounting systems, internal controls and administrative and procedural processes.
2.	Establish, maintain and review the general ledgers.
3.
Calculate and assess management, incentive, distribution and servicing or other fees, calculate net asset values and effect all appropriate allocations, including new issue carve-outs, in accordance with the Fund’s Operating Agreement as provided to the Administrator.

4.	Coordinate, execute and give third-party approval for all cash movements in accordance with the Funds’ Offering Documents. Provide cash reconciliations monthly or upon request.
5.
Performed daily: Load transactions in the portfolio accounting system. Maintain the security master files including monitoring and processing of corporate actions. Obtain market valuations from the appropriate pricing sources and value the investments in accordance with the Fund’s Operating Agreement. Reconcile positions and cash per the portfolio accounting system to the broker(s)/custodian(s) records. Provide reporting including performance and exposure reporting.

6.	Obtain market valuations from the appropriate pricing sources and value the investments in accordance with the Fund’s Operating Agreement.
7.	Receive and record all underlying fund and other investment transactions and reconcile to all bank accounts monthly.
8.	Receive and record all underlying investment transactions, including capital commitments, capital calls, draw-downs and distributions, and reconcile to all bank accounts monthly.
9.	Receive and record all underlying investment valuations and other pertinent information.
10.	Expenses
a.	Prepare annual Fund-level and class-level budgets and update on a periodic basis;
b.	Coordinate the payment of expenses;
c.	Establish accruals;
d.	Provide expense summary reporting as reasonably requested by the Fund.
11.	Generate the fund accounting reporting package as of each period-end.
12.
Create and maintain UMB Website portal for the Fund. Includes access to details of investment activity, month-end balances, fund accounting reporting packages and fund-level information such as fund documents, fund annual audit reports, and fund communication letters.

Regulatory Administration

Subject to the direction of and utilizing information provided by the Fund, the Investment Adviser, and the Fund’s agents, the Administrator will provide the services listed below. The Administrator’s provision of these services shall not relieve the Fund and the Fund’s Investment Adviser of their primary day-to-day responsibility for assuring such compliance. The Administrator’s ability to provide information regarding compliance with respect to applicable rules and regulations may be limited by the characteristics of the Fund’s investments.

The Administrator shall perform the following duties on behalf of the Funds:

1.	General Fund Management
a.
Provide appropriate personnel, office facilities, information technology, record keeping and other resources as necessary for the Administrator to perform its duties and responsibilities under this agreement;

b.	Act as liaison among all Fund service providers.
2.	Coordinate Board activities, as requested
a.	Prepare Board reports based on financial and administrative data as requested by the Board. Coordinate the preparation of electronic board books for quarterly Board meetings;
b.	Attend Board meetings, either in person or telephonically, as requested by the Board.
3.	Financial Reporting and Audits
a.
Prepare quarterly, semi-annual and annual schedules and financial statements including schedule of investments and the related statements of operations, assets and liabilities, changes in net assets and cash flow (if required), and financial highlights to each financial statement;

b.	Draft footnotes to financial statements for approval by the Funds’ officers and independent accountants;
c.
If requested, provide facilities, information and personnel as necessary to accommodate annual audits with the Fund's independent accountants or examinations by the SEC or other regulatory authorities, including consulting with the auditors to establish procedures for the annual audit of the Fund and preparing such reports and other information as may be requested by such auditors.

d.	Prepare detailed quarterly reports for Investors of the Fund.
4.	Compliance
a.
From time to time as the Administrator deems appropriate (but no less frequently than monthly), check the Fund’s compliance with the policies and limitations of the Fund relating to the portfolio investments as set forth in the Fund’s Offering Documents  (but these functions shall not relieve the Investment Adviser of its primary day-to-day responsibility for assuring such compliance);

b.
On at least a quarterly basis, monitor Fund activity for compliance with subchapter M under the Internal Revenue Code (but these functions shall not relieve the Investment Adviser of its primary day-to-day responsibility for assuring such compliance). Compliance testing is dependent on receiving necessary information from any underlying investment.

5.	Filings
a.	Provide the following for Form N-2 filings and required updates:
i.	Preparation of expense table;
ii.	Performance information;
iii.	Preparation of shareholder expense transaction and annual fund operating expense examples; and
iv.	Investment Adviser and trustee fee data.
b.
Subject to having received all relevant information from the Fund and upon the advice and direction of internal Fund counsel, prepare Form N-PX and provide to internal Fund counsel for its review; upon the advice and direction of internal Fund counsel, file Form N-PX with the Commission as required;

c.	Assist in compiling exhibits and disclosures for Form N-CEN and Form N-CSR and file when approved by the principal officers of the Fund;
d.
Subject to having received all relevant information that is not otherwise maintained by the Administrator and its affiliates in connection with the services provided, compile data and prepare, maintain, provide a draft of Form N-PORT to the principal officers of the Fund, and upon direction of the principal officers of the Fund, file timely Form N-PORT with the SEC, after which the data and filing share be maintained.

e.	Prepare and file Part F on Form N-PORT;
f.	File Rule 17g-1 fidelity bond filing when received from the Fund or broker.
6.	Other
a.	Calculate standard performance, as defined by Rule 482 of the Investment Company Act of 1940, as requested by the Fund;
b.	Prepare quarterly performance summary for the Fund;
c.	Report performance and other portfolio information to outside reporting agencies as directed by the Investment Adviser;
d.	If requested, assist in securing and monitoring the directors and officer’s liability coverage and fidelity bond for the Fund;
e.	If requested, provide periodic updates on recent accounting, tax and regulatory events affecting the Fund and/or Investment Adviser;
f.	Assist the Fund during SEC audits, including providing applicable documents from the SEC’s document request list;

Transfer Agency/Investor Servicing

1.	Establish and maintain Investor accounts.
2.	Maintain the register of Investors and enter on such register all issues, transfers and repurchases of shares of the Fund.
3.	Process Investor Subscriptions
a.	Monitor and receive subscription documents from investors.
b.	Review subscription documents for completeness.
c.	Obtain investor demographic information.
d.	Receive subscription money and match to subscription document.
e.	Maintain, monitor, and reconcile DDA and escrow accounts.
f.	Obtain appropriate approvals and transfer money to the trading account.
g.	Provide good-order, pending wire, pending sub-docs reports.

4.	Process Investor Tenders
a.	Monitor and receive tender request.
b.	Calculate early repurchase fee as appropriate.
c.	Monitor tender cap and apply if applicable.
d.	Calculate holdback percentage as appropriate.
e.	Receive money from the trading account.
f.	Obtain approvals and distribute money as appropriate.
g.	Retain holdback according to Fund documents and distribute as appropriate.
h.	Provide tender and holdback reports.
5.	Generate investor statements and confirmations.
6.	Receive and respond to investor inquiries by telephone, mail, or email.
7.	File IRS Forms 1099, 5498, 1042, 1042-S, and 945 with shareholders and/or the IRS.

Blue Sky State Filings

Prepare and file state securities qualification/notice compliance filings, with the advice of the Fund’s legal counsel,  upon and in accordance with instructions from the Fund, which instructions will include the states to qualify in, the amounts of shares to initially and subsequently qualify and the warning threshold to be maintained; promptly prepare an amendment to a Fund’s notice permit to increase the offering amount as necessary.

Schedule B
to the
Administration, Fund Accounting and Recordkeeping Agreement
by and between
NB Crossroads Private Markets Access Fund LLC
and
UMB Fund Services, Inc.

Fees

FUND ACCOUNTING – Monthly NAV
■	Per year:
	❑ First $250 million in assets	7 basis points, plus
	❑ Next $250 million in assets	6 basis points, plus
	❑ Next $500 million in assets	5 basis points, plus
	❑ Assets over $1 billion	4 basis points
	Subject to a minimum annual fee	$50,000
■	Per additional broker/custodian/sub-advisor account after the first, per year	$10,000
■	Per blocker fund, per year	$15,000
■	Acquired Fund Fee & Expenses (AFFE) – per underlying fund holding	$50

Multi-Class Fee
For each class after the first, per month		$500

REGULATORY ADMINISTRATION
■	Per year:
	❑ First $100 million in assets	3 basis points, plus
	❑ Next $400 million in assets	2.5 basis points, plus
	❑ Next $500 million in assets	2 basis points, plus
	❑ Assets over $1 billion	1 basis point
	Subject to a minimum annual fee	$36,000

N-PORT and N-CEN Service Fees
■	Annual fee	$12,000
■	Annual data feeds from third party – out-of-pocket estimates [1]
	❑ Security master, per fund	$1,400
	❑ Risk data (if applicable) [2,3]	$1,400

[1]	Per-service fees are subject to increase by vendor. Such increases will be applied when effective.
[2]	Applies to funds with derivatives or at least 25% of net asset value in debt instruments.
[3]
Fee does not apply if advisor chooses not to use the third-party vendor to provide the data; however, advisor must provide fund holdings data in UMB’s required format by the 7th business day of each month.

Multi-Class Fee
For each class after the first, per month		$500

TRANSFER AGENCY / INVESTOR SERVICING
Net Asset-Based Fee – per year		.5 basis point
Subject to an annual minimum:
■	Per year	$15,000

Multi-Class Fee
For each class after the first, per month		$500

Annual Per-Account Transfer Agent Fees
■	First 500 investors, each	$50
■	Next 1,000 investors, each	$35
■	Each investor over 1,500 investors	$20

Other Fees
■	Tender/repurchase – per investor, per event	$10
■	Investor telephone calls – per minute	$1
■	Suspicious Activity Report filing – per occurrence	$25
■	Escheatment – per filing, per state	$50
■	Advanced Reporting Solutions – annual maintenance fee	included

CCO Support Services
Annual fee per fund family		$3,000

Document Services
■	Standard applications and forms in electronic format	no charge
■	Customized forms	as quoted
■	Pre-printed, machine-ready statement inserts (per item)	$.03
■	Standard single-sided statement/confirm/tax form/check (per item including .pdf)
	❑ First page	$.30
	❑ Each additional page	$.15

USA PATRIOT Act (AML)
Annual fee	$2,000

Blue Sky
Per state filing	$150

Reprocessing Charges
Base fee – per occurrence, per day, per fund	$500

Applies when shareholder transactions must be reprocessed as a result of incorrect or not timely NAV or dividend information caused by the Advisor or other entity unaffiliated with UMBFS

Programming and Special Project Fees

Additional fees at $175 per hour, or as quoted by project, may apply for special programming or projects to meet your servicing requirements or to create custom reports or data extracts.

Out-of-Pocket Expenses

Out-of-pocket expenses include but are not limited to normal recurring expenses such as automated account on-boarding fees, pricing services, postage, express delivery charges, courier services, printing of reports, photocopying, stationery, record retention/storage/retrieval, travel on behalf and request of the fund, bank account service fees and any other bank charges, and expenses, including but not limited to attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider to the funds.

All fees, other than basis point fees, are subject to an annual escalation equal to the increase in the Consumer Price Index–Urban Wage Earners (CPI) not to exceed 5%. Such escalations shall be effective commencing one year from the effective date of the Agreement and the corresponding date each year thereafter. No amendment of this fee schedule shall be required with each escalation. CPI will be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.

Schedule C
to the
Administration, Fund Accounting and Recordkeeping Agreement
by and between
NB Crossroads Private Markets Access Fund LLC
and
UMB Fund Services, Inc.

◾
Accounting records, including Investor Account Ledgers, Portfolio Transactions Journals, Cash Receipts and Disbursements Journal, General Ledger, Subsidiary Ledgers, Portfolio Securities Ledger, Commissions Ledger, Capital Account Ledger and Trial Balances.

◾	Copies of the Fund’s Operating Agreement and minute books.

◾	Investor correspondence (including e-mail communications) relating to matters required to be maintained by Section 31(a) of the 1940 Act